UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-23275

SOMNUS MEDICAL TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

285 N. Wolfe Road, Sunnyvale, CA 94085
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $.001 Par Value
Preferred Stock Purchase Rights
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) /x/*	Rule 12h-3(b)(1)(i) /x/*
Rule 12g-4(a)(1)(ii) / /	Rule 12h-3(b)(1)(ii) / /
Rule 12g-4(a)(2)(i) / /	Rule 12h-3(b)(2)(i) / /
Rule 12g-4(a)(2)(ii) / /	Rule 12h-3(b)(2)(ii) / /
Rule 15d-6 / /

    Number of holders of record as of the certification or notice date: 1

    Pursuant to the requirements of the Securities Exchange Act of 1934, Somnus Medical Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 20, 2001	By:	/s/ MARK GOBLE Mark Goble, Chief Executive Officer

    *   Somnus Medical Technologies, Inc. was acquired by Gyrus Acquisition, Inc. through a tender offer that was concluded on June 11, 2001, and Gyrus Acquisition, Inc. was merged with and into Somnus Medical Technologies, Inc., effective June 19, 2001. The shareholder of record of Somnus Medical Technologies, Inc. is Gyrus Group PLC.